SCHEDULE 11

              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                     PERSONS

1. Name of company

   Corus Group plc

2. Name of director

   Anthony Hayward

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Maureen Hayward

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

................................................................

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Purchase

7. Number of shares / amount of stock acquired

   20,000

8. Percentage of issued class

   0.000450

9. Number of shares/amount of stock disposed

   N/A

10. Percentage of issued class


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    N/A

11. Class of security

    Ordinary shares of 10p

12. Price per share

    48.97

13. Date of transaction

    22/10/04

14. Date company informed

    22/10/04

15. Total holding following this notification

    52,776

16. Total percentage holding of issued class following this notification

    0.001189

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

................................................................

18. Period during which or date on which exercisable

................................................................

19. Total amount paid (if any) for grant of the option

................................................................

20. Description of shares or debentures involved: class, number

................................................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

................................................................


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22. Total number of shares or debentures over which options held following this notification

................................................................

23. Any additional information

................................................................

24. Name of contact and telephone number for queries

     Theresa Robinson    020 7717 4528

25. Name and signature of authorised company official responsible for making this notification

     Theresa Robinson

Date of Notification

     25/10/04

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